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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                           Cover-All Technologies Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    222892101
         --------------------------------------------------------------
                                 (CUSIP Number)

                                February 14, 2007
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

         |_|   RULE 13D-1(B)

         |X|   RULE 13D-1(C)

         |_|   RULE 13D-1(D)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.    222892101                                              SCHEDULE 13G

1       NAMES OF REPORTING PERSONS:  John Roblin

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)
        (b)

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

                        5      SOLE VOTING POWER
                               1,232,169
       NUMBER OF
        SHARES          6      SHARED VOTING POWER
     BENEFICIALLY              0
       OWNED BY
         EACH           7      SOLE DISPOSITIVE POWER
      REPORTING                1,232,169
        PERSON
         WITH           8      SHARED DISPOSITIVE POWER
                               0

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,232,169

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          6.87%*

12        TYPE OF REPORTING PERSON
          IN

*Based on 16,991,504 shares of common stock issued and outstanding (including 296,316 shares of common stock owned by John Roblin), 675,000 shares of common stock that may be acquired pursuant to the exercise of outstanding stock options, 246,567 shares of common stock receivable upon conversion of convertible debentures and 14,286 shares of common stock issuable upon the exercise of warrants.


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ITEM 1.

        (a) NAME OF ISSUER:

        Cover-All Technologies Inc.

        (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        55 Lane Road
        Fairfield, NJ 07004

ITEM 2.

        (a) NAME OF PERSON(S) FILING:

        John Roblin

        (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

        c/o Cover-All Technologies Inc.
        55 Lane Road
        Fairfield, NJ 07004

        (c) CITIZENSHIP OR PLACE OF ORGANIZATION:

        United States of America


        (d) TITLE OF CLASS OF SECURITIES:

        Common Stock, $0.01 par value

        (e) CUSIP NUMBER:

        222892101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE SS.SS.240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

        See Row 12 of page 2 ("Type of Reporting Person") for the Reporting Persons.


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        If this statement is filed pursuant to Rule 13d-1(c), check this box
        [ X ].

ITEM 4. OWNERSHIP.

        (a) AMOUNT BENEFICIALLY OWNED:

        The responses of the Reporting Person to Rows 5-9 and 11 on page 2 is incorporated herein by reference.

        (b)  PERCENTAGE OF CLASS:

        The responses of the Reporting Person to Row 11 on page 2 is incorporated herein by reference.

        (c) NUMBER OF SHARES TO WHICH SUCH PERSON HAS:

        (i)  sole power to vote or direct the vote
        (ii) shared power to vote or direct the vote
        (iii)sole power to dispose or to direct the disposition of
        (iv) shared power to dispose or to direct the disposition of

        The responses of the Reporting Person to Rows 5-8 on page 2 are incorporated herein by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

        Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

        Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

        Not applicable.


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ITEM 10. CERTIFICATION

        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE
                                    ---------


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 14, 2007
                                                      /s/ John Roblin
                                                      ---------------
                                                      John Roblin


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